SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”)  hereby announces to its shareholders and the market in general updates and new projections, as follows:

(i) Projected net revenue of R$18 billion for 2017 and projected annualized adjusted EBITDA of around R$5 billion for 2017:

Said projections were met within the expected deadline;

(ii) Projected leverage measured by the net debt to adjusted EBITDA ratio of nearly 5 times on December 31, 2017:

CSN expected to reduce the net debt to adjusted EBITDA ratio to 5 times by the end of fiscal year 2017. However, the Company only managed to reduce this ratio to 5.66 times, due to the decline in adjusted EBITDA and the increase in dollar-denominated gross debt as a result of the appreciation of the dollar against the real in the fourth quarter of 2017 (4Q17), which had a negative impact on the indicator;

(iii) Projected growth of 20% in net revenue and adjusted EBITDA for 2018:

The Company projects growth of 20% in net revenue between 2017 and 2018, as well as an increase of 20% in adjusted EBITDA in the same comparison base.

These projections will be included or updated, as applicable, in section 11 of the Company’s Reference Form and will be available on the website of the CVM (http://www.cvm.gov.br/) and the Company (http://ri.csn.com.br/) within the legal term.

CSN points out that the information disclosed in this document represents an estimate and involves market factors beyond CSN’s control. Therefore, it does not constitute a promise of performance by the Company and/or its Management and may be subject to change.

São Paulo, March 28, 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.